EXHIBITS

Exhibit A: Offering Statement
Exhibit B: Offering Page
Exhibit C: Subscription Agreement
Exhibit D: Certificate of Incorporation
Exhibit E: Bylaws
Exhibit F: Financial Statements
Exhibit G: Video Transcript

Offering Statement (<u>Exhibit A</u>)
December 5, 2025, as amended March 6, 2026

UgenticAI, Inc.

Up to $4,300,000 of Class B Common Stock

UgenticAI, Inc. ("**Ugentic**", "**UgenticAI**" the "**Company,**" "we," "us," or "our") is offering a minimum amount of $10,000.00 (the "**Target Offering Amount**") and up to a maximum amount of $4,300,000.00 (the "**Maximum Offering Amount**") of Class B Common Stock (the "**Securities**") "), at a purchase price of $0.10 per Share on a best efforts basis as described in this Form C (this **"Offering"**). . The Company must raise an amount equal to or greater than the Target Offering Amount by April 30, 2026 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

The sole purpose of this non-material amendment is to update equity perks.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("**Investors**" or "**you**") must complete the purchase process through our intermediary, Jumpstart Micro, Inc dba Issuance Express (the "**Intermediary**"). All committed funds will be held in escrow with North Capital Private Securities Corporation who serves as the escrow facilitator for this offering (the "**Escrow Agent**") throughout the offering. You may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$1,000.00	$70.00	$930.00
Target Offering Amount	$10,000.00	$700.00	$9,300.00
Maximum Offering Amount(5)	$4,300,000.00	$301,000.00	$3,999,000.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the eight and one-half percent (7.0%) commission on cash proceeds received in the Offering, the Intermediary will also receive a through the termination date.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED

LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES CORPORATION, A UTAH CHARTERED TRUST COMPANY WITH BANKING POWERS, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

Neither the Company nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.ugenticai.com

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than on Issuance Express (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Any such information provided to questions and answers are qualified by this Form C to the maximum extent permitted by law. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

UgenticAI Inc. (UgenticAI) is an early-stage artificial intelligence company developing enterprise-grade AI solutions that enable businesses to make real-time decisions from streaming data. UgenticAI works to acquire profitable AI companies and leverage our team's experience, domain expertise, and the power of network effects to help scale these companies into an enterprise-level ecosystem of AI solutions.

The Offering

Minimum Target Offering Amount	$10,000.00
Name of Securities	Class B Common Stock
Total Amount of the Securities Issued after Offering (if Target Offering Amount met)	320,000 (assumes 100,000 shares issued in exchange for cash plus 220,000 bonus shares)
Maximum Offering Amount	$4,300,000.00
Total Amount of the Securities Issued after Offering (if Maximum Offering Amount met)	137,600,000 (assumes 43,000,000 shares issued in exchange for cash plus 94,600,000 bonus shares)
Price Per Security	$0.10
Minimum Individual Purchase Amount	$1,000.00
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits)
Offering Deadline	April 30, 2026
Use of Proceeds	See the section entitled "Use of Proceeds"
Voting Rights	None.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The Company's executive officers and directors are as follows:

Name	Position	Term of Office (if indefinite, date appointed)	Approximate hours per week if part-time
Executive Officers:			
Anik Singal	Chief Executive Officer	February 2025	Full time
Rich Ruggiero	Chief Financial Officer	February 2025	Full time
Directors:			
Anik Singal	Director	February 2025	Full time

Rich Ruggiero	Director	February 2025	Full time
Kevin Morris	Director	August 2025	Part time
Key Persons:			
Olga Geistfeld	Chief of Staff	February 2025	Full time
Erin Lawless	Vice President of Operations and Mergers and Acquisitions	May 2025	Full time
Fahad Ahmed	Vice President of Investments	June 2025	Full time
Allison Hoyt	Director of Media & Partnerships	June 2025	Full time

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Anik Singal, CEO & Director

Anik Singal is a serial entrepreneur with over 20 years of leadership experience, generating more than $150 million in digital sales and building a community of over 1.7 million followers. He is passionate about helping businesses scale in competitive industries like education, SaaS, publishing, and marketing. Anik is now leading Ugentic AI to build the world's largest Agentic AI incubator. Anik has been CEO of Ugentic since January 2025. He previously served as the CEO of Complily from January 2024 to April 2025, and has been in the role of CEO with (Expect Scale, Inc. (f/k/a Lurn, Inc.) since October 2002 through the present. In October 2023, the Federal Trade Commission (FTC) issued a final stipulated order against Lurn, Inc. and its CEO, Anik Singal, following allegations that they made baseless and misleading claims about potential earnings from their coaching programs. Under that order, Lurn and Singal were required to pay $2.5 million to the FTC, funds designated for refunding consumers harmed by the deceptive marketing. They are also permanently prohibited from making unsubstantiated claims regarding earnings, testimonials, or the profitability and risks associated with their services. For more details, you can view the official FTC case page under "Lurn" in their legal library. Anik has also been a board member with Tenacity watches and the Chairman for the Signal Foundation, roles which he held through August 2024.

Rich Ruggiero, CFO and Director

Rich Ruggiero has over 45 years of financial management experience, including 30+ years in CFO roles. He has advised over 50 companies, driving financial strategy, and has led major mergers and acquisitions. Rich has worked in high-growth phases, supporting the scaling of early-stage companies and large public organizations. Rich is currently the CFO for Expert Scale, Inc. (f/k/a Lurn, Inc.), a role that he has held since 2005. He has been CFO of Complily since 2024 and CFO of Ugentic since 2025.

Kevin Morris, Director

Kevin Morris is the CEO and Founder of Atlas Rd, an advisory firm that helps companies raise capital via Regulation A, Regulation CF, and Regulation D. He has been in this role since October 2022. Before that, Kevin was CFO and a Director of Miso Robotics, overseeing the company's fundraising, finances and accounting. Kevin held the role of CFO at Miso Robotics from September 2019 to November 2022. Additionally, Kevin was CFO and President of Wavemaker Labs ("Vebu Labs") a robotics focused venture studio. Prior to this, from July 2014 to April 2019, he was the CFO and COO of Denim.LA, Inc., and managed the company's finances, operations, and customer service. He was formerly (from July 2014 to January 2016) a consultant to the company and became an employee in February 2016. Kevin is originally from Huntington Beach, California and received his bachelors in Applied Mathematics and Computer Science from the University of

California, Berkeley. Upon graduation, he worked at Deloitte Consulting where he specialized in technical integrations and strategy. After attending the UCLA Anderson Graduate School of Management where he received his MBA, he worked for American Airlines as the head of pricing strategy for ancillary products and for the airline's Asia-Pacific network. With a strong desire to work in the apparel industry, Kevin worked as the Vice-President of Sales for an Adidas licensee from February 2013 to June 2014, overseeing the global sales and marketing strategy for multiple Adidas sports categories.

Key Persons

Olga Geistfeld, Chief of Staff

Olga is currently the Chief of Staff of Ugentic, a position she has held since February 2025. Additionally, Olga is Chief of Staff at Complily, a position she has held since November 2024. Her notable achievements include leading the product development of Complily, from initial concept through successful launch. Olga is recognized for her data-driven decision-making approach and strong connections with our core leadership team. She focuses on building high-performing teams, streamlining operational execution, and consistently delivering measurable results.

Prior to that, Olga held a number of roles at Expect Scale, Inc. (f/k/a Lurn, Inc.), including Director of Sales Operations from May 2020 to January 2025. Throughout her tenure, she has led cross-functional teams, enhanced internal systems, and spearheaded key company initiatives.

Erin Lawless, Vice President of Operations and Mergers and Acquisitions

Erin Lawless serves as Vice President of Operations and M&A Execution at UgenticAI, bringing extensive expertise in scaling early-stage ventures, leading acquisitions, and building operational infrastructure in complex, fast-paced environments. She has held this position since May 2025.

Her role encompasses structuring and integrating acquisitions while driving cross-functional execution across subsidiary entities' KPIs. With her background as a practicing attorney, Erin combines legal rigor with operational fluency, enabling her to navigate high-stakes deals, streamline company formation, and implement scalable systems that accelerate growth. Her core strengths include translating strategic vision into actionable processes, bridging gaps between founders and functional teams, and shepherding new ventures from inception to market traction. Erin excels at the intersection of innovation, execution, and structure, making her instrumental in the growth incubator's mission to launch and scale transformative AI companies.

Prior to her role at the Company, Erin served as the Chief Investment Officer at Imagini Health from 2024 to May 2025 and Head of Legal & Operations at I-Map Biopharma from 2021 to May 2025.

Fahad Ahmed, Vice President of Investments

Fahad currently serves as Vice President of Investments at UgenticAI, bringing over 20 years of experience in M&A, capital raising, corporate development, and investment banking. He has held this position since June 2025. Prior to that, he was a Strategy and Corporate Development Consultant from August 2008 to June 2025.

Throughout his career, he has successfully led over $4 billion in transactions and raised more than $1 billion in capital across various industry sectors.

As a former JPMorgan Vice President, Fahad specializes in sourcing, structuring, and scaling high-impact acquisitions while managing complex capital raising initiatives.

His expertise extends to serving as a strategic advisor to founders and growth-stage companies, helping them navigate critical financial milestones and expansion opportunities.

Allison Hoyt, Director of Media & Partnerships

Allison brings over 16 years of experience as a growth strategist specializing in affiliate and performance marketing. Throughout her career, she has successfully managed multiple 7-figure product launches and revenue-focused campaigns across diverse market segments. She has been in her current role with UgenticAI since June 2025. Prior to that, she was Chief Marketing Officer at Blueprint Information Products from June 2022 to May 2025.

Her expertise lies in architecting high-converting funnels across high-ticket, low-ticket, and evergreen offers, consistently driving scalable ROI. Allison's core strengths include digital strategy development, conversion optimization, partner relations, and campaign execution. She is recognized for her ability to blend strategic vision with tactical implementation to deliver measurable growth results.

Peter Goldstein, Advisor

Peter Goldstein is a seasoned entrepreneur and capital markets expert with over 38 years of experience. Throughout his career, he has held pivotal roles including founder, CEO, chairman, investment banker, board member, investor, and advisor to public, private, and emerging growth companies. He currently serves as a part-time advisor to UgenticAI.

Peter's expertise spans equity and debt financing, strategic planning, compliance, and transaction structuring. His achievements include multiple successful exits of companies he founded and co-founded, including NASDAQ-listed entities. He has led numerous IPOs, M&A transactions, uplistings, reverse mergers, and financing efforts. His ability to secure capital, navigate public listings, and structure complex deals has been a key driver of growth for many businesses.

Peter is the Founder and CEO of Exchange Listing, LLC, as position he has held since June 2019 and also serves as the Founder and Managing Director of Emmis Capital, a specialized investment fund, a position he has held since March 2022.. He previously founded and served as CEO of Grandview Capital Partners, Inc., a firm providing M&A, financial, operational, and organizational consulting to businesses worldwide.

In 2022, Peter released his debut book, The Entrepreneur's IPO: The Insider's Roadmap to Taking Your Company Public, which became an Amazon bestseller. He regularly contributes articles on market trends, leadership, and effective CEO strategies to respected publications such as Forbes, Entrepreneur.com, and NASDAQ. In 2025, he released his second book, The Investor's IPO: Managing Risk and Opportunity in the Global IPO Market.

He holds an Advanced Corporate Directors Certificate from Harvard Business School and an MBA in International Business from the University of Miami. From 2007 to 2017, Peter was a FINRA-registered representative, holding Series 7, 24, 79, 65, and 66 licenses.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

<center>**BUSINESS**</center>

A full description of our products, services and business plan can be found on the Company's Investor Website Page at the Company's website at www.ugenticai.com/invest. The version published as of the date of this Form C is attached as <u>Exhibit B</u>.

Company Overview

UgenticAI, Inc. ("UgenticAI") is an early-stage artificial intelligence ("AI") company developing enterprise-grade AI solutions intended to enable entrepreneurs and businesses to scale reach, revenue, and growth at a fraction of the cost.. UgenticAI seeks to acquire AI companies and technologies and leverage our team's experience, domain expertise, and the power of network effects to help scale these companies into an enterprise-level ecosystem of AI solutions.

Business Model

UgenticAI is building a leading agentic AI incubator and venture studio**,** which intends to acquire and scale AI technologies into a large, cohesive platform. Ugentic seeks to acquire agentic AI companies and technologies and offer them centralized resources and guidance for growth, funding, operations, distribution, and marketing. UgenticAI is targeting AI and SAAS companies that are typically in an earlier stage of development and that are focused on providing automation in digital marketing, finance, social media, and business operations. The majority of UgenticAI's target companies are revenue generating or have the potential to generate revenue for UgenticAI following acquisition. The majority of them are less than three years old, but this may not always be the case.

The company management intends for UgenticAI ecosystem to be able to provide an all-in-one AI solution for small businesses, which are currently struggling to keep up with the acceleration of technology being adopted by Fortune 500 companies. By leveraging the power of AI, UgenticAI can offer complex automated solutions for a variety of industries and tasks.

Corporate Structure & History

UgenticAI was founded in 2025 and incorporated in Delaware. Headquartered in Rockville, Maryland, the company acquires agentic AI companies to help grow and incorporate into its larger ecosystem of AI solutions and customers.

In August 2025, the company completed the related-party acquisition of Complily, an agentic AI company with a product focused on marketing compliance for businesses. Complily was acquired for a total consideration of approximately $6,420,000, consisting of $5,000,000 of UgenticAI, Inc. Stock (100,000,000 shares @ $05. Per share) and $1,420,000 of a promissory note payable to the founder of Complily, Inc. The acquisition constituted a related-party transaction. An outside firm did a 409A valuation on Complily. The terms were approved by the Company's management following internal review. Investors should review related-party transactions carefully as they may present potential conflicts of interest.

Competitors

Competitors in the space include other companies looking to make early-stage AI acquisitions and those looking to have a significant role in offering broad AI solutions to businesses.

Current Stage

UgenticAI is presently conducting due diligence with signed non-binding LOIs with various AI companies/technologies offering a wide range of agentic AI-powered solutions across many different markets. In August 2025, the company completed its acquisition of Complily, marking UgenticAI's first major acquisition and a core building block for its agentic AI ecosystem. These LOIs are non-binding and subject to further negotiation, due diligence, and definitive agreements. There can be no assurance that any proposed acquisition will be completed.

Complily is an AI-powered marketing compliance product that offers businesses an automated solution to ensure all materials that a company may have for public consumption are compliant with FTC and FCC regulations.

<center>10</center>

Complily's product can be used for advertisements, sales materials, websites, videos, emails, and any other form of communication that falls under federal regulation.

Additionally, the Company has made the following acquisitions in the last 6 months:

- Complily
- InvestingJournal
- ShortsPro

The Company has seen recent success with its UgenticIQ platform, which is a social media and AI cloning solution that allows entrepreneurs and businesses to scale their reach at a fraction of the cost. UgenticIQ allows an entrepreneur to clone his or her voice and likeness to manage their entire social media and online presence. This platform can write, edit, and publish content 24/7 to scale visibility instantly. The UgenticIQ platform was borne from a mix of in-house software development and the acquisition of outside technologies. The Company plans to continue to grow its UgenticIQ platform by adding additional features

M&A Strategy

UgenticAI is focused on working with and acquiring companies and technologies using agentic AI to address a wide array of problems across a diverse set of fields and markets. The focus is on companies that feature exciting technology, have large addressable markets, and have already started to gain traction in their field, either through growing customer bases, significant ARR, or patent approvals. As of January 2026, in addition to the 3 acquisitions we have made, we also have one signed non-binding letter of intent ("LOI") with an AI social media management technology.

Beyond these initial targets, UgenticAI is looking to acquire companies and technologies across a number of major verticals, falling into four major categories:

- AI for business and productivity improvement
- AI for marketing and content generation
- AI for finance, legal, and HR services
- AI for industry disruption.

As UgenticAI continues to acquire more agentic AI companies, we intend to incorporate these acquisitions into a single, cohesive ecosystem. UgenticAI will provide these companies access to growth capital, centralized administration, product development, marketing and operations. These resources will allow the companies to focus on making their products as effective as possible, and catered guidance and insight from experienced leaders who have successfully scaled early-stage companies before.

Most importantly, UgenticAI aims to provide these companies with access to a massive market of customers eager for their products, helping them gain traction, generate revenue, and scale into powerful and self-sustaining businesses.

Future Roadmap

Looking ahead, UgenticAI plans to continue to expand its portfolios with additional agentic AI acquisitions. UgenticAI also intends to continue to nurture the companies it is already working with, helping them bring their products to market and establishing sustainable revenue streams. UgenticAI's goal is to have a portfolio of several AI companies and technologies across multiple verticals in the next 10 years.

Industry

The global artificial intelligence ("AI") industry is undergoing rapid growth and transformation, underpinned by technological advances in machine learning, natural language processing, computer vision, and large language models (LLMs). According to market research firm Grand View Research, the global AI market was valued at approximately $196.6 billion in 2023, and the market projected to reach $826 billion by 2030 with a CAGR of 36% over that time.

As the capabilities of the technology continue to expand and improve in quality, more and more of the current workload done by people will be shifted over to AI-automated solutions. McKinsey's research has estimated the AI could add over $2.6 trillion to the global economy across a wide range of sectors and markets.

Within the broader AI ecosystem, a new and rapidly evolving segment has emerged: **Agentic AI**. Agentic AI refers to systems that go beyond passive prediction or classification tasks and are capable of autonomous decision-making, goal pursuit, planning, and real-time adaptation in dynamic environments. These AI agents are designed to act on behalf of users or organizations, often coordinating complex sequences of tasks across digital and physical domains.

Unlike traditional AI models that require direct input for each task, agentic systems can initiate actions, monitor progress, adapt strategies, and interact with other agents or systems to fulfill high-level objectives with minimal human intervention. The new agentic systems will be able to open up new markets with significant potential for automation, including areas such as personal digital assistants, autonomous research agents, AI customer support, robotic process automation (RPA), and enterprise task delegation.

Investment in the Agentic AI space has accelerated markedly over the past two years, driven by demand for scalable automation, labor augmentation, and intelligent decision systems. The segment has attracted attention from major technology companies, venture capital firms, and research labs, many of which are actively developing frameworks and platforms for deploying agent-based applications.

Despite its promise, the Agentic AI sector remains in the early stages of development. Key challenges include ensuring reliability, safety, interpretability, and ethical alignment in autonomous systems, as well as establishing robust evaluation metrics and infrastructure standards. However, the rapid pace of research and commercialization suggests that Agentic AI is poised to become a foundational layer in the future of software and digital productivity.

The Company believes that its focus on this high-growth, frontier segment positions it at the leading edge of a transformative industry shift. As enterprises and consumers increasingly seek intelligent agents capable of autonomous task execution, the market opportunity for purpose-built Agentic AI platforms, tools, and integrated ecosystems is expected to expand significantly in the coming years.

PERKS

Certain investors in this Offering are eligible to receive bonus shares of Class B Common Stock, which effectively gives them a discount on their investment. Those investors will receive, as part of their investment, additional shares for their shares purchased ("Bonus Shares").

Time-Based Bonus Shares

Investment Received By December 17, 2025 prior to 11:59 PM Pacific Time (6:59 PM Coordinated Universal Time (UTC) the following day)	*Bonus shares*
Invest $1,000 or more	20%
Invest $2,500 or more	60%
Invest $5,000 or more	85%
Invest $10,000 or more	110%
Invest $25,000 or more	135%
Invest $100,000 or more	210%

Investment Received By January 22, 2026 prior to 1:00 PM Pacific Time (7:00 PM Coordinated Universal Time (UTC) the following day)	*Bonus shares*
Invest $1,000 or more	10%
Invest $2,500 or more	50%

Invest $5,000 or more	75%
Invest $10,000 or more	100%
Invest $25,000 or more	125%
Invest $35,000 or more	147%
Invest $100,000 or more	200%

Investment Received From January 22, 2026 after 1:00 PM Pacific Time (7:00 PM Coordinated Universal Time (UTC) the following day) through March 6, 2026 by 11:59 PM Pacific Time (7:59 AM Coordinated Universal Time (UTC) the following day)	*Bonus shares*
Invest $1,000 or more	10%
Invest $2,500 or more	25%
Invest $5,000 or more	50%
Invest $10,000 or more	75%
Invest $25,000 or more	100%
Invest $35,000 or more	110%
Invest $50,000 or more	115%
Invest $100,000 or more	125%
Invest $200,000 or more	135%

Investment received after March 7, 2026 at 12:00 AM Pacific Time (8:00 AM Coordinated Universal Time (UTC) the same day)	*Bonus shares*
Invest $1,000 or more	10%
Invest $2,500 or more	20%
Invest $5,000 or more	30%
Invest $10,000 or more	50%
Invest $25,000 or more	75%
Invest $35,000 or more	85%
Invest $50,000 or more	95%
Invest $100,000 or more	105%
Invest $200,000 or more	115%

Repeat Investor Bonus Shares

Any existing investor in the Company will receive an additional 10% bonus on their investment if they invest in this Offering. This includes individuals who make their first investment in this Offering, are accepted by the Company in a rolling close, and then make any subsequent investment, earning them a 10% bonus on any subsequent investments.

For the sake of clarity, all bonuses are stackable, making 145% the highest available bonus as of the date of this amendment.

The perks will all be assigned to Investors at the termination of the Offering. All Bonus shares will be issued in the form of Class B Common Stock. The date/time of the signed subscription agreement will be used in identifying the applicability of perks.

Non-Equity Perks
Investors will also receive the below non-equity perks based on how much they invest in the Offering:

- Pioneer Level: $1,000+
    - Access to UgenticAI Academy (Training Vault)
    - Quarterly Strategy Calls
    - Digital You Monetization Timeline (Roadmap Guide)
    - 1,000 uCoins
- Creator Level: $2,500+
    - Ugentic ImageLab (Photo Cloning App with 1,000 credits)
    - 1 year of UgenticIQ access
    - AI Copy Tools Package (Prompts, Scripts, Agents)
    - 1 Summit Ticket Per Year
    - All non uCoin benefits from the previous tier
    - 5,000 uCoins
- Builder Level: $5,000+
    - Ugentic VideoLab, video cloning app with 50 credits (15-60 second videos)
    - All non uCoin benefits from the previous tier
    - 10,000 uCoins
- AI Masters Club Level: $10,000+
    - AI Master Club Membership (12 months)
    - 3 years of UgenticIQ access
    - Dedicated concierge at UgenticAI
    - VIP Status at all UgenticAI events
    - All non uCoin benefits from the previous tier
    - 25,000 uCoins
- Implementation Intensive: $25,000+
    - 2-Day Intensive Training Session at UgenticAI Headquarters
    - All non uCoin benefits from the previous tier
    - 75,000 uCoins
- Private Consultation: $50,000+
    - All 50 Hours of dedicated 1-on-1 consulting time for all UgenticIQ products. Must be used within 90 days.
    - Clone Accelerator
    - All non uCoin benefits from the previous tier
    - 100,000 uCoins
- Done-For-You Clone: $100,000+
    - Full Done-For-You BIVV (Brain, Image, Voice, Video) Clone Buildout
    - All non uCoin benefits from the previous tier
    - 180,000 uCoins
- Private Day with Anik: $200,000+
    - Private Day with Anik Singal
    - All non uCoin benefits from the previous tier
    - 180,000 uCoins

uCoins are part of a rewards program that allows customers and investors of UgenticAI to redeem them for free and discounted services and products offered by the Company and vendor partners. The cash value of one uCoin will be approximately $0.15 - $0.20 but is subject to change based on estimated costs for the services and products being offered.

Free Shares

Certain investors in this offering are eligible to receive Bonus Shares of Class B Common Stock without any cash consideration. The amount of Bonus Shares investors in this offering are eligible to receive and the criteria for receiving such Bonus Shares is as follows:

(i) *Trial Buyer.* Anyone who signs up for a free 14-day trial of Ugentic's UgenticIQ software and inputs their credit card information will earn 100 Bonus Shares of Class B Common Stock.

(ii) *Annual Pay.* Anyone who signs up for a free 14-day trial of Ugentic's UgenticIQ software and ends up converting into a one-year paid annual subscription or anyone who purchases the Company's Clone Accelerator product will earn 5000 Bonus Shares of Class B Common Stock. Subscriber most pay for their annual subscription prior to the close of this Offering to be eligible.

(iii) *Ugentic Award Winner.* Any winner of the Ugentic Award at the Company's Annual Summit taking place from September 9-11, 2025 in Tysons, Virginia, will earn 5000 Bonus Shares of Class B Common Stock. Winners are determined by a vote of a majority of the Company's Directors.

All free shares without cash consideration will not be handled by the Intermediary and will be issued by the Company directly.

IRA Investors

Please note: eligibility for investment perks, including but not limited to non-securities incentives offered relative to size or timing of investment, may vary depending on the funding method selected by the investor. Investors who choose to fund an investment via self-directed IRA proceeds from a supported IRA provider (e.g. Equity Trust Corporation, or others), will not be eligible to participate in incentive programs due to regulatory requirements for the use of self-directed IRA funds and limitations imposed thereby. Similarly, by choosing to fund an investment via self-directed IRA proceeds, investors acknowledge their responsibility to abstain from non-permitted personal use of goods or services provided by the issuer into which they are investing, in compliance with the Personal Benefit Rule according to the IRS Core Prohibitions for this investment type. To learn more about these restrictions, please visit the IRS website resources on IRAs (https://www.irs.gov/retirement-plans/individual-retirement-arrangements-iras) and Prohibited Transactions (https://www.irs.gov/retirement-plans/plan-participant-employee/retirement-topics-prohibited-transactions).

Investors who fund investments via IRA will not be eligible for any investor-exclusive benefits, including any investor-exclusive access to the issuer's platform or services. If participation in benefits or incentive programs is desired, an investor must fund their investment through non-IRA means (ACH bank transfer, card, etc.).

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. The risks discussed below are not the only ones facing its business but do represent those risks that the Company believes are material to it. Additional risks and uncertainties not presently known to it or that the Company currently deems immaterial may also harm its business.

In addition to the risks specified below, the Company is subject to the same risks that all companies in its industry, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Before investing, you should carefully read and carefully consider the following:

<u>**Risks Related to Our Company**</u>

We have a limited operating history upon which to evaluate our performance and have generated minimal profits and net income.

Complily, our wholly-owned subsidiary was first organized in 2024, and we still have a limited operating history and have yet to consistently generate operating profits or net income. We have been generating revenue since 2024, but we also continue to iterate on our products and technology and as such, cannot guarantee that our prior operating history will be indicative of our future operating results, or future products will be able to consistently generate revenue and operating profits.

Our audited consolidated financial statements for the fiscal years ended December 31, 2024, have been prepared on a going concern basis.

The Company has suffered recurring losses from operations and, as of December 31, 2024, had a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. The Company's ability to continue as a going concern in the next twelve months following the date of the consolidated financial statements is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

If the Company cannot raise sufficient funds, it will not succeed.

The Company may receive up to a maximum of approximately $5 million from the sale of Class B Common Stock in this Offering, with additional proceeds going to selling securityholders. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or to the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Any valuation at this stage is difficult to assess.

The valuation for the Offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The laws and standard behind artificial intelligence are uncertain and may change

AI is a new and emerging technology that is subject to varying degrees of regulation in different jurisdictions. Compliance with these laws can be costly and there is a risk of regulatory enforcement or litigation if we fail to comply with these requirements. Additionally, laws may change over time, which may increase our likelihood of non-compliance and potential enforcement. Because we are a smaller company, we may not have the resources to properly monitor and comply with any state, federal, and international laws around AI.

The AI industry has increasing competition

The AI technology sector is experiencing remarkable growth and intensifying competition as technology continues to advance. Companies across various industries, including marketing, recognize the transformative potential of AI. As AI capabilities expand and become more accessible, the industry's competitive landscape will increase progress and create rivalry. Unexpected competition could adversely affect our market share, growth and profitability.

The Company depends on key personnel and faces challenges recruiting needed personnel.

The Company's future success depends on the efforts of a small number of key personnel. These key personnel include our Chief Executive Officer, Anik Singal, and our Chief Financial Officer, Rich Ruggiero. In addition, due to its limited financial resources and the specialized expertise required across marketing, business development, and product development, it may not be able to recruit the individuals needed for its business needs. Further, as part of the order agreed to with the FTC, Anik Singal must provide certain notices to potential hires that could dissuade them from joining the Company. There can be no assurance that the Company will be successful in attracting and retaining the personnel the Company requires to operate and be innovative.

Competitors may be able to call on more resources than the Company.

While the Company believes that its platform and product are unique, it is not the only way that its customers and user base can earn supplemental income. Additionally, competitors may replicate our business ideas and produce directly competing products. These competitors may be better capitalized than us, which would give them a significant advantage.

Our new products and services could fail to achieve the market acceptance.

Our future success is partially based on an assumption that our new products will be able to gain traction in the marketplace. It is possible that these new products will fail to gain market acceptance for any number of reasons. If our products fail to achieve significant traction and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

Expansion of our platform to a larger number of users will pose challenges.

As the number of customers using our platform grows, we will face challenges associated with managing our growth. For example, we may need to license rights from content developers. There is no guarantee that we will be able to license such rights at prices that are advantageous to the Company.

The Company is vulnerable to hackers and cyber-attacks.

As an internet-based business, we may be vulnerable to hackers who may access the data of the users of our platform. Further, any significant disruption in service on UgenticAI, our subsidiaries, or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and users interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on UgenticAI could harm our reputation and materially negatively impact our financial condition and business.

Any breach of our users' data could impose liability upon the Company.

If we or third parties with which we do business were to fall victim to successful cyber-attacks or experience other cybersecurity incidents, including the loss of individually identifiable customer or other sensitive data, we may incur substantial costs and suffer other negative consequences, which may include liability for harms caused to our users from such a breach, or increased cybersecurity and other insurance premiums.

<u>Risks Associated with the Company's Acquisition Strategy</u>

We may fail to realize potential benefits from future acquisitions, which could adversely affect our business, financial condition, and results of operations.

Our growth strategy may include acquiring complementary technologies, services, products, and other assets. We may not be able to successfully integrate acquired assets or realize the anticipated benefits of such acquisitions. The successful integration of acquired assets requires significant time and resources, and we may incur significant costs with such integration. Additionally, the process of integrating acquired assets may disrupt our existing operations and relationships with employees, customers, and vendors, potentially resulting in the loss of key personnel, customers, or vendors.

We may not be able to identify or complete suitable acquisitions.

Our ability to continue to grow through asset acquisitions depends upon, among other things, our ability to identify suitable acquisition candidates, negotiate acceptable acquisition terms, and obtain any required financing. We compete with other potential acquirers for the same targets, which may increase acquisition costs or prevent us from acquiring assets we target. If we are unable to identify or complete suitable acquisitions, we may not be able to achieve our desired rate of growth.

Our acquisitions may result in significant costs, including unexpected or additional costs.

Any potential acquisition may result in significant costs, including costs relating to professional services fees, financing costs, and costs of integrating acquired assets. In addition, we may face challenges in integrating technological operations and platforms. If we are unable to manage these costs effectively or if we face greater-than-anticipated costs, our acquisitions may not yield the financial benefits we expect.

We may incur indebtedness to finance our acquisitions.

Acquisition costs may be in excess of the funds we are seeking to raise in this Offering. As a result, we may be required to incur indebtedness, which could adversely impact our credit ratings, limit our ability to obtain additional financing, increase our borrowing costs, and limit our flexibility to plan for, or react to, changes in our business or market conditions.

We may fail to conduct sufficient due diligence or to accurately assess the value of acquisition targets.

We may face challenges in conducting adequate due diligence on acquisition targets, particularly in competitive bidding situations where time constraints limit our investigation. As a result, we may not accurately assess the value of acquisition targets or identify issues that could result in financial loss, increased costs, or other adverse consequences that could harm our business, financial condition, or operating results.

Acquisitions may result in dilutive issuances of our equity securities.

We may issue equity securities to finance our acquisitions, which may result in dilution to our stockholders. In addition, if the acquired assets do not generate the financial results we expect, impairment charges could adversely affect our financial performance.

Risks Related to the Securities in this Offering

There is no current market for any shares of the Company's stock.

There is no formal marketplace for the resale of the Company's Class B Common Stock being sold in this Offering. Investors should assume that they may not be able to liquidate their investment for some time or be able to pledge their shares as collateral. The Company currently has no plans to list any of its shares on any OTC or similar exchange. It is also unlikely that the Company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

Our Company is controlled by few shareholders.

A substantial majority of the Company's outstanding voting securities are held by one shareholder, who can therefore exert significant control over the Company. There are no guarantees that the position of this shareholder will always coincide with the opinion and interests of the other shareholders of the Company.

Investors in this Offering are purchasing Securities with No Voting Rights.

The Class B Common Stock that we are offering to investors in this offering has no voting rights. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investment.

Our potential issuance of Bonus Shares may result in a discounted offering price being paid by certain investors in this Offering.

Certain investors may be entitled to Bonus Shares in this Offering, which results in an effective discount on any shares purchased. These shares will immediately dilute the value of your shares. Therefore, the value of shares of investors who pay the full price in this Offering will be diluted by investments made by investors entitled to these shares, who will effectively pay less per share. Investors may also suffer immediate dilution if they qualify for a lesser amount of Bonus Shares than other investors, who will effectively pay less per share.

There is no guarantee of return on investment.

There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, you should not invest in this Offering if you are unable to withstand losing your entire investment. Each purchaser should read this Form C and all exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company's management has discretion as to use of proceeds.

The proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this Offering. Investors for the Class B Common Stock hereby will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

The Company's future fundraising may affect the rights of investors.

In order to expand, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

Our valuation and the offering price of our Class B Common Stock have been established internally and are difficult to assess.

The Company has set the price of its Class B Common Stock at $0.10 per share, see "Securities Being Offered" for further details on this fee. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Common Stock, or additional option grants may dilute the value of your holdings. You should not invest if you disagree with this valuation. See "Dilution" for more information.

The Company is fundraising at better terms than offered to investors in this Offering.

In addition to the previous capital raising conducted by the Company, the Company is currently conducting, and may in the future conduct, additional offerings of its SAFEs and/or equity securities under Rule 506(c) of Regulation D or other exemptions. The terms of those offerings may be more favorable to investors than the terms of this Offering, including but not limited to higher valuations, preferential rights, or other benefits. Investors in this Offering may experience dilution of their ownership percentage, economic interest, and voting power as a result of these concurrent or subsequent financings. There can be no assurance that the Company will not continue to raise capital on terms that are more favorable than those of this Offering.

The subscription agreement that investors must sign to invest in this Offering has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.

In order to invest in this Offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this Offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. See "Plan of Distribution and Selling

Securityholders." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this Offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related or prior to this Offering.

The Securities are offered on a "Best Efforts" basis and the Company may not raise the maximum amount being offered.

Since the Company is offering the Securities on a "best efforts" basis, there is no assurance that the Company will sell enough Securities to meet its capital needs. If you purchase Securities in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use of Proceeds which the Company has outlined in this Form C or to meet the Company's working capital needs.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and may never be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. In addition, even if a trading market develops, there is absolutely no assurance that the Securities could be sold under Rule 144 or otherwise unless the Company becomes a current public reporting company with the Securities and Exchange Commission and otherwise is current in the Company's business, financial and management information reporting, and applicable holding periods have been satisfied. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

The following summary highlights information contained elsewhere or incorporated by reference in this Form C, including without limitation the Subscription Agreement located at Exhibit C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors," and thoroughly review any attached documents to, or documents referenced in, this Form C.

The purpose of this Offering is to generate additional capital to pursue marketing activities and technology and product development. See "Use of Proceeds" section for more information.

Minimum Target Offering Amount	$10,000.00
Name of Securities	Class B Common Stock
Total Amount of the Securities Issued after Offering (if Target Offering Amount met)	320,000 (assumes 100,000 shares issued in exchange for cash plus 220,000 bonus shares)
Maximum Offering Amount	$4,300,000.00
Total Amount of the Securities Issued after Offering (if Maximum Offering Amount met)	137,600,000 (assumes 43,000,000 shares issued in exchange for cash plus 94,600,000 bonus shares)
Price Per Security	$0.10
Minimum Individual Purchase Amount	$1,000.00
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits)
Offering Deadline	April 30, 2026
Use of Proceeds	See the section entitled "Use of Proceeds"
Voting Rights	None.

Investor Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with a qualified third-party North Capital Private Securities Corporation who serves as the escrow facilitator for this offering ("**Escrow Agent**") for the life of the offering.. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

Cancellations

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these Offering Materials.

The Company will notify investors when the Target Offering Amount has been met. If the Company reaches the Target Offering Amount prior to the deadline identified in the Offering Materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the stated offering deadline, the funds will be released to the Company upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

Rolling and Early Closings

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of the Securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Oversubscriptions

The Target Offering Amount is $10,000.00 but investments in excess of the Target Offering Amount and up to the Maximum Offering Amount of $4,300,000 will be accepted. Oversubscriptions will be allocated at the discretion of the Company.

Updates

Updates on the status of this Offering may be found at invest.ugenticai.com.

Intermediary Information

The Intermediary for the Company is Jumpstart Mico, Inc dba Issuance Express ("Issuance Express" or "Intermediary"), a Delaware Corporation. The SEC registration number of the Intermediary is 007-00008 and the Central Registration Depository (CRD) number is 282912.

Platform Compensation

As compensation for the services provided by Jumpstart Micro, Inc dba Issuance Express, the Issuer has or will pay a cash-based success fee of 7.0% of the dollar amount raised in the Offering after each successful closing, including any intermediary closings.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends upon their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

In order to invest, to commit to an investment, or to communicate on our platform, you must follow the instructions to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies by providing certain personal and non-person information including information related to income, net worth, and other investments.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	7.0%	$700.00	7.0%	$301,000
Payroll	0%	$0.00	25%	$1,075,000
Operations	93.0%	$9,300.00	10%	$430,000
Product Development	0%	$0.00	10%	$430,000
Marketing	0%	$0.00	10%	$430,000
Acquisitions	0%	$0.00	38%	$1,634,000
Total	**100%**	**$10,000.00**	**100%**	**$4,300,000.00**

*The Intermediary will receive a seven percent (7%) cash commission on cash proceeds received in the Offering. This figure excludes fees to Company's advisors, such as attorneys and accountants.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

CAPITALIZATION AND OWNERSHIP

The Offering

The Company is offering Class B Common Stock in this Offering. The Company must raise an amount equal to or greater than the Target Offering Amount by April 30, 2026 (the "**Offering Deadline**"). If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The Company requests that you please review this Form C and the Subscription Agreement in Exhibit C (along with all attachments and exhibits thereto), in conjunction with the following summary information.

Securities: Class B Common Stock
Offering Minimum: $10,000.00
Offering Maximum: $4,300,000.00
Purchase Price Per Share of Security Offered: $0.10
Offering Deadline: April 30, 2026

The Securities have no voting rights. The rights of the Class B Common Stock may be changed by an amendment to the Company's Bylaws or Certificate of Incorporation. Investors do not have the right to vote on any such amendment.

The primary documents governing voting and rights of Investors holding the Securities are the Amended and Restated Certificate of Incorporation (the "**COI**") attached as Exhibit D, the Company's Bylaws (the "**Bylaws**") attached as Exhibit E, together with the COI and Bylaws, the "**Governing Documents**"). All statements in this Form C Offering Statement regarding voting and control of the Securities being sold in this Offering are qualified in their entirety by reference to the Governing Agreements.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Description of Issuer's Securities

General

The Company is offering up to $4,300,000.00 and a minimum of $10,000.00 worth of its Class B Common Stock.

The Company must reach its Target Offering Amount of $10,000.00 by April 30, 2026. Unless the Company raises at least the Target Offering Amount of $10,000.00 under the Regulation CF offering by April 30, 2026, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. If the Company reaches the Target Offering Amount prior to April 30, 2026, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its $4,300,000.00 maximum raise.

The minimum investment per investor is $1,000.00

Capitalization

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Certificate of Incorporation. For a complete description of our capital stock, you should refer to our Certificate of Incorporation and to the applicable provisions of Delaware law.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Amount Authorized	Amount Outstanding	Committed, Not Issued*	Available
Class A Common Stock	845,000,000	845,000,000	0	0
Class B Common Stock	1,155,000,000	272,714,360	199,166,667	683,118,973

*Includes 86,000,000 issued options for Class B Common Stock and 9,000,000 unallocated options under the Company's stock option plan. Per an agreement with a contractor, the Company has promised 4,166,667 options for Class B Common stock which will be granted upon conclusion of this Offering. These options will be granted from the 9,000,000 unallocated option pool. Additionally, the Company raised $672,365.22 in a Regulation CF offering which closed in December 2025, issuing approximately 15,73,782 shares of Class B Common Stock.

Class A Common Stock

Voting Rights

The holders of the Class A Common Stock are entitled to one vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings).

Other Rights & Terms

The directors of the corporation, subject to any restrictions contained in (a) the General Corporation Law of Delaware or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock.

The directors of the corporation may set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the corporation, and meeting contingencies.

Additional information can be found in the Company's Amended Certificate of Incorporation.

Class B Common Stock

Voting Rights

The shares of Class B Common Stock have no voting rights of any kind, except as may be otherwise required by law.

Other Rights & Terms

The directors of the corporation, subject to any restrictions contained in (a) the General Corporation Law of Delaware or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock.

The directors of the corporation may set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the corporation, and meeting contingencies.

Additional information can be found in the Company's Certificate of Incorporation.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2024 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2025 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

What it Means to be a Minority Holder

As an investor in Class B Common Stock of the company, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Anik Singal	845,000,000 Class A Shares	100%

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Terms	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Convertible Note	$900,000	$25m valuation cap / 20% discount	Product Development, Marketing & Advertising, General & Administrative	2025	Regulation D, Rule 506(c)
Convertible Note	$1,550,000	$20m valuation cap / 20% discount	Product Development, Marketing & Advertising, General & Administrative	2025	Regulation D, Rule 506(c)
Convertible Note	$50,000	$25m valuation cap	Product Development, Marketing & Advertising, General & Administrative	2025	Regulation D, Rule 506(c)

Convertible Note	$200,000	$35m valuation cap / 20% discount	Product Development, Marketing & Advertising, General & Administrative	2025	Regulation D, Rule 506(c)
SAFE	$425,000	$30m valuation cap / 20% discount	Product Development, Marketing & Advertising, General & Administrative	2025	Regulation D, Rule 506(c)
SAFE	$50,000	$37.5m valuation cap / 20% discount	Product Development, Marketing & Advertising, General & Administrative	2025	Regulation D, Rule 506(c)
SAFE	$250,000	$35m valuation cap / 20% discount	Product Development, Marketing & Advertising, General & Administrative	2025	Regulation D, Rule 506(c)
SAFE	$215,000	$28m valuation cap / 20% discount	Product Development, Marketing & Advertising, General & Administrative	2025	Regulation D, Rule 506(c)
SAFE	$220,000	$45m valuation cap / 20% discount	Product Development, Marketing & Advertising, General & Administrative	2025	Regulation D, Rule 506(c)
Class B Common Stock	$672,365.22	15,763,782 shares of Class B Common Stock	Product Development, Marketing & Advertising, General & Administrative	2025	Regulation CF

In October 2025, all of the above outstanding Convertible Notes and SAFEs converted into 186,950,578 shares of Class B Common Stock.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

DEBT

As of the date of this Form C, the Company has the following outstanding debt:

In 2024, Complily received $332,000 from its Founder. However, no formal loan agreement had been executed as of December 31st, 2024. Accordingly, the amount was treated as a related party loan due on demand with no stated interest. The balance of the loan was $332,000 as of December 31st, 2024. In 2025, a formal promissory note was created outlining the full principal amount increasing to a total of $848,088, a 5% fixed interest rate, and a maturity date of December 31, 2028, with the first scheduled repayment due July 1, 2026.

On August 18, 2025, the Company completed the acquisition of Complily, Inc. for a total consideration of approximately $6,420,000 consisting of $5,000,000 of UgenticAI, Inc. Stock (100,000,000 shares @ $05. Per share) and a $1,420,000 promissory note payable to Anik Singal, the founder of Complily, Inc. This promissory note has a principal amount of $1,420,000, with a 5% annual interest rate, and a maturity date of December 1, 2029.

On October 15, 2025, the Company completed the acquisition of The Investing Journal, for a total consideration of $60,000, consisting of $35,000 in cash and a $25,000 promissory note payable. This promissory note will be paid in five equal installments of $5,000 each beginning November 15, 2025 at 0% interest.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

As of the date of this Form C, the Company has the following transactions with related persons:

In 2024, Complily received $332,000 from its Founder. However, no formal loan agreement had been executed as of December 31st, 2024. Accordingly, the amount was treated as a related party loan due on demand with no stated interest. The balance of the loan was $332,000 as of December 31st, 2024. In 2025, a formal promissory note was created outlining the full principal amount increasing to a total of $848,088, a 5% fixed interest rate, and a maturity date of December 31, 2028, with the first scheduled repayment due July 1, 2026.

On August 18, 2025, the Company completed the acquisition of Complily, Inc. for a total consideration of approximately $6,420,000 consisting of $5,000,000 of UgenticAI, Inc. Stock (100,000,000 shares @ $05. Per share) and a $1,420,000 promissory note payable to Anik Singal, the founder of Complily, Inc. This promissory note has a principal amount of $1,420,000, with a 5% annual interest rate, and a maturity date of December 1, 2029.

In 2025, the Company engaged Atlas Rd, LLC to provide financial advisory and fundraising services. Atlas Rd, LLC is wholly owned by Kevin Morris, a Director of the Company. Through August 15, 2025, the Company has paid Atlas Rd, LLC $57,000 for services rendered.

FINANCIAL INFORMATION

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit F</u>.

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this Form C. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. While UgenticAI, Inc. was incorporated in 2025, it acquired Complily, Inc. which was incorporated in 2024. Therefore, the below financial discussion for the fiscal year ended December 31, 2024 reflects the consolidated financials of the two entities.

For the Fiscal Year Ended December 31, 2024

For the fiscal year ending December 31, 2024, the Company recognized revenue of $67,294 on costs of revenue of $6,759, resulting gross profit of $60,535. All of this revenue was from Complily and the services it provides from its AI-powered compliance platform.

Additionally, the Company had $382,749 in operating expenses for the fiscal year ended December 31, 2024, which included $5,768 in advertising and marketing expenses, $70,210 in general and administrative expenses, and $261,597 in research and development expenses, and $45,174 in rent and leases. Additionally, the Company had interest expense of $95. The above expenses and gross profit resulted in the Company having a net loss of $322,309 for 2024.

Because UgenticAI, Inc. was incorporated in 2025, all of the above financial activity was related to Complily, Inc., which was acquired by the Company in August 2025.

Liquidity and Capital Resources

Through the fiscal year ending December 31, 2024, the Company had cash on hand of $100,170 and total assets of $110,543.

As of December 4, 2025 the Company had cash on hand of $[XX]. While the Company, through Complily, Inc. has generated historical revenues, it has been relying on outside capital, including debt and equity capital, to fund operations and grow headcount. As of the date of this Offering Statement, the Company has raised $4,632,365.22 through the issuance of convertible promissory notes and SAFE (Simple Agreement for Future Equity) Notes, relying on rule 506(c) of Regulation D and via Regulation CF. The Company expects to raise up to an additional $5,000,000 through Regulation D over the next 6 to 12 months. The Company expects to continue to rely on outside capital, including a mix of debt and equity capital to fund operations, growth, and its acquisition strategy.

Trend Information

The Company has plans to acquire additional assets and companies in the agentic AI space in the coming months and years as a part of its growth strategy. While the Company's historical revenue is all from Complily, the related-party entity it acquired in August 2025, the Company plans to make a number of acquisitions in the coming months and years that will add additional revenue. This includes the Company's acquisition of The Investing Journal in October 2025 and the Company's acquisition of ShortsPro in January 2026. Future acquisitions may also include the addition of other operating expenses and headcount. In some cases, the Company will focus on reducing operating costs by leveraging a shared-services model and using a centralized team to save on costs for finance, human resources, product development, and other general and administrative expenses.

Additionally, the Company is developing its own inhouse agentic AI tools with its in-house product development team. It expects additional revenue from these in house tools.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Material Changes and Other Information

None

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.ugenticai.com

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates regarding the progress of the offering in reaching its target amount will be filed with the SEC on Form C-U.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

UgenticAI, Inc.
_____
(Issuer)

By:/s/Anik Singal
_____
(Signature)

Anik Singal
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Anik Singal
_____
(Signature)

Anik Singal
_____
(Name)

Director
_____
(Title)

March 6, 2026
_____
(Date)

/s/Rich Ruggiero
_____
(Signature)

Rich Ruggiero
_____
(Name)

Director
_____
(Title)

March 6, 2026
_____
(Date)

/s/Kevin Morris

(Signature)

Kevin Morris

(Name)

Director

(Title)

March 6, 2026

(Date)